Exhibit 99.1

Yunji Filed 2020 Annual Report on Form 20-F

HANGZHOU, China, April 26, 2021 (GLOBE NEWSWIRE) — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2020 with the Securities and Exchange Commission on April 26, 2021 Eastern Time. The annual report can be accessed on the Company’s investor relations website at https://investor.yunjiglobal.com/. The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be submitted to Yunji.IR@icrinc.com.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/.

Investor Relations Contact:

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, Inc.

Xinran Rao

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957